ASSURED PHARMACY, INC.
2595 Dallas Parkway, Suite 206
Frisco, Texas 75034
(972) 668-7394

October 29, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Washington, DC 20549
Attn: Bryan J. Pitko

Re:          Assured Pharmacy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 10, 2012
File No. 333-181361

Dear Mr. Pitko:

We have reviewed your October 24, 2012 comment letter (the “Comment Letter”) regarding Amendment No. 2 to registration statement on form S-1 (the “S-1”) of Assured Pharmacy, Inc. (the “Registrant”) filed on October 10, 2012.  On behalf of the Registrant, we submit this response letter along with Amendment No. 3 to the S-1.  The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below, followed by our response in bold text.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.     Please correct the dates shown in the headings for the first two columns related to the last to [sic] fiscal years in your table of statement of income data.

In response to the Staff's comment, the Company has made the corrections requested.

Six months ending June 30, 2012 compared to the six months ending June 30, 2011, page 28

2.     We note your disclosure that REMS programs for Actiq and Fentora require pharmacies to enroll in the program in order to prescribe these medications. We also note that you appear to have deleted your prior disclosure that, as of March 31, 2012, your five pharmacies have completed enrollment in the REMS program. Please revise you disclosure to confirm whether or not each of your pharmacies remain enrolled in the REMS program.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Bryan J. Pitko
October 29, 2012

In response to the Staff's comment, the Company has revised our disclosure to confirm that our five pharmacies have completed enrollment in the REMS program and remained enrolled in the REMS program as of June 30, 2012.

Liquidity and Capital Resources, page 33

3.     You state that you anticipate that your financing efforts will result in sufficient funds to finance operations beyond the next twelve months. Please explain your basis for this assertion given that based on disclosures on page 3 and elsewhere it appears that you are in technical default under your TPG debt agreement because you were unable to pay the $10,000 monthly installment due on September 15, 2012. In this regard, you appear to be uncertain about your ability to pay these obligations and indicate a need to attempt to restructure and extend the payment terms, which itself is uncertain, if you cannot pay the monthly installments on time.

In response to the Staff's comment, the Company has revised our disclosure to reflect the uncertainty regarding our ability to obtain additional financing.

Consolidated Balance Sheet, page F-2

4.     Please explain why your revolving credit facility and other notes and debt changed from a current classification at December 31, 2011 to a long term classification at June 30, 2012.  In this regard, it appear that the $300,000 due under your revolver was due on June 30, 2012 and that the modification of your TPG note payable requires a total of $120,000 to be paid in monthly installments before June 30, 2013. In your response, please also explain how the amounts in the table on page F-21 relate to the corresponding amounts on your consolidated balance sheet and separately provide us a listing of each debt facility that lists the current and long-term portions of each and reconciles to the totals you present in your filing.

In response to the Staff’s question, the classification of our revolving credit facility and other notes and debt changed from a current classification at December 31, 2011 to long term classification at June 30, 2012 due to modifications and extension of our maturity dates.  The revolving credit facility maturity date was extended from June 30, 2012 to June 30, 2014 on June 22, 2012.  The Company has revised our disclosure in Note 4 of the Consolidated Financial Statements to include the modification and extension of our revolving credit facility agreement.

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Bryan J. Pitko
October 29, 2012

The table on page F-21 is a summary of unsecured convertible debentures which summarizes the classification of the principal component and the total unamortized discount.  The resulting total of the Related Party and Unrelated party columns correspond to the respective sum of the current and non-current line convertible debenture line items on our consolidated balance sheets.   The tables below illustrate how the amounts in the table on page F-21 relate to the corresponding amounts on our consolidated balance sheet:

Unsecured convertible debentures table

	December 31, 2011			June 30, 2012
				(unaudited)

	Related Party	Unrelated	Total	Related Party	Unrelated	Total

Current	$500,000	$1,547,596	$2,047,596	$-	$1,450,000	$1,450,000
Non-current	-	567,788	567,788	500,000	715,784	1,215,784

Total	$500,000	$2,115,384	$2,615,384	$500,000	$2,165,784	$2,665,784

Less unamortized debt discount	(25,788)	(616,079)	(641,867)	(2,544)	(264,451)	(266,995)

	$474,212	$1,499,305	$1,973,517	$497,456	$1,901,333	$2,398,789
	{A}	{B}	{C}	{D}	{E}	{F}

Selected Balance Sheet Data
	December 31,		June 30,
	2011		2012
			(Unaudited)

Unsecured convertible debentures, net of discount	$978,792	{B}	$1,227,799	{E}
Unsecured convertible debentures, net of current portion and discount	520,513		673,534
	1,499,305		1,901,333

Unsecured convertible debentures, related party, net of discount	474,212		-
Unsecured convertible debentures-related party, net of current portion and discount	-		497,456
	474,212	{A}	497,456	{D}

Total unsecured convertible debentures, net of discount	$1,973,517	{C}	$2,398,789	{F}

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Bryan J. Pitko
October 29, 2012

Below is a listing of each debt facility that lists the current and long-term portions of each and reconciles to the totals presented in our filing:

		December 31, 2011			June 30, 2012
	Original Loan Amount	Current	Non-current	Total	Current	Non-current	Total

Unsecured Convertible Debentures, net of discount
Hillair Capital Investments L.L.C.	$500,000	$304,487	$-	$304,487	$410,389	$-	$410,389
Coventry Enterprises LLC	200,000	87,470	-	87,470	148,423	-	148,423
Baruch Halpern Revocable Trust dated 6/13/06	250,000	177,508	-	177,508	250,000	-	250,000
Oliver Sehgal	25,000	4,054	4,054	8,108	-	16,115	16,115
Hillair Capital Investments L.L.C.	100,000	72,412	-	72,412	87,355	-	87,355
AQR Opportunistic Premium Offshore Fund L.P.	200,000	107,139	-	107,139	157,438	-	157,438
CNH Diversified Opportunities Master Account, L.P.	100,000	53,569	-	53,569	78,720	-	78,720
Hillair Capital Investments L.L.C.	100,000	23,252	69,755	93,007	95,474	-	95,474
Harry Marren & Mary Marren	63,000	14,648	43,946	58,594	-	60,149	60,149
Jonathan Green	201,600	46,876	140,627	187,503	-	192,476	192,476
Denis Fortin	50,400	11,719	35,157	46,876	-	48,119	48,119
Pinewood Trading Fund LP	50,400	11,719	35,157	46,876	-	48,119	48,119
Oliver Sehgal	25,000	5,813	17,439	23,252	-	23,868	23,868
Carl W. Grover	249,984	58,126	174,378	232,504	-	238,669	238,669
David Siwicki	50,400	-	-	-	-	46,019	46,019
Total unsecured convertible debentures, net of discount	$2,165,784	$978,792	$520,513	$1,499,305	$1,227,799	$673,534	$1,901,333

Unsecured Convertible Debenturs, related party net of discount
Joseph McDevitt	$500,000	$474,212	-	$474,212	$-	497,456	$497,456

Notes payable, net of discount
H.D. Smith	$400,000	327,361	-	327,361	310,729	-	310,729
TPG, LLC.	460,000	266,249	-	266,249	98,858	151,872	250,730
Total notes payable, net of discount	$860,000	$593,610	$-	$593,610	409,587	151,872	561,459

Notes payable to related parties
Brockington Securities, Inc. revolver	$300,000	158,320	-	158,320	-	300,000	300,000

Total debt and notes payable	$3,825,784	$2,204,934	$520,513	$2,725,447	$1,637,386	$1,622,862	$3,260,248

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Attn: Bryan J. Pitko
October 29, 2012

Notes to Consolidated Financial Statements
Goodwill, page F-12

5.  We acknowledge your response to prior comment 4.  Please revise your disclosure to address the following:

•	Please disclose the reporting units you identified in your goodwill impairment analysis and how you identified them.
•	Please clarify that you record goodwill only at the API reporting unit.
•	Please disclose whether you believe the fair value of your API reporting unit to be substantially in excess of its carrying value and how you made this determination.
•	If you do not believe that the fair value of your API reporting unit is substantially in excess of its carrying value please disclose the following:
o	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
o	A description of the methods and key assumptions used and how the key assumptions were determined;
o	A discussion of the degree of uncertainty associated with the key assumptions; and
o	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In response to the Staff's comment, the Company has revised our disclosure to address the Staff’s requests.

If you have any questions regarding this comment letter, please feel free to contact me at 972-668-7394.  Thank you.

Sincerely,

ASSURED PHARMACY, INC.

/s/  Brett Cormier
      Brett Cormier,
      Chief Financial Officer